FORM 13

NOTICE OF AMENDMENT OF WARRANT TERMS

Name of Listed Issuer: C21 Investments Inc.       (the "Issuer").

Trading Symbol: CXXI

Date: May 27, 2020

Date of Press Release announcing amendment: May 27, 2020

Closing price of underlying shares on the day prior to the announcement:_$0.61 (as of close May 26, 2020)

Closing price of underlying shares at the time of issuance__$1.18 (as of close May 28, 2019)

1. Current terms of warrants to be amended:

Date Issued	Issue Price	Exercise Price	Market Price of underlying shares	Number of Warrants	Expiry Date	Percentage of Warrant class held by Insiders
May 28, 2019	N/A	$1.83	$0.61 (as of close May 26, 2020)	2,794,746	May 28, 2020	0%

Pursuant to Policy 6, Section 7.4, Amendments are permitted provided that:

a) The warrants are not listed for trading;

b) The exercise price is higher than the current market price;

c) No warrants have been exercised in the last 6 months;

d) At least 10 trading days remain before expiry.

FORM 13 – NOTICE OF AMENDMENT OF WARRANT TERMS January 2015 Page 1

2. Amendment(s)

a) Extension - amended expiry date:               May 28, 2021

The term of a warrant may not extend past the date that would have been allowed on the date of issuance.

b)  Repricing - amended exercise price:         N/A

If the amended price is below the market price of the underlying security at the time the warrants were issued, and following the amendment the exercise price is below the closing price of the underlying security for any 10 consecutive trading days by more than the permitted private placement discount, the term of the warrants must be amended to 30 days.  The amended term must be announced by press release and Form 13 and the 30 day term will commence 7 days from the end of the 10 day period. See Policy 6 section 7.4 for details.

3. Amended terms of warrants:

Date Issued	Issue Price	Exercise Price	Market Price of underlying shares	Number of Amended Warrants	Expiry Date	Percentage of Warrant class held by Insiders
May 28, 2019	N/A	$1.83	$0.61 (as of close May 26, 2020)	2,794,746	May 28, 2021	0%

listed Issuers must obtain appropriate corporate approvals prior to any change, modification or amendment of outstanding warrants or other convertible securities (including non-listed securities).  The amendment of the terms of a warrant (or other security) may be considered to be the distribution of a new security under securities laws and require exemptions from legislative requirements.  Furthermore, the amendment of the terms of a security held by an insider or a related party may be considered to be a related party transaction under Multilateral Instrument 61-101 and require exemptions from provisions of that rule.  Issuers should consult legal counsel before amending the terms of a security.

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4. Certificate of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in Policy 1).

4. All of the information in this Form 13 Notice of Amendment of Warrant Terms is true.

Dated  May 27, 2020                                                .

Michael Kidd
Name of Director or Senior Officer

"Michael Kidd"
Signature

Chief Financial Officer
Official Capacity

FORM 13 – NOTICE OF AMENDMENT OF WARRANT TERMS January 2015 Page 3